蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

ROBERT G. DELAMATER
CHUN WEI

RESIDENT PARTNERS
ADMITTED IN NEW YORK

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

June 28, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being furnished with the understanding that they shall not be

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deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Shek

(Enclosures)

cc: Michael G. Hyatte
(Division of Corporation Finance,
Securities and Exchange Commission)

Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

June 28, 2002

A. Announcement from the Board of Directors, dated June 24, 2002.

B. Announcement, dated June 25, 2002, containing the Company's Notice of Resolutions Passed at the 2001 Annual General Meeting.

File No. 82-4021
Document A

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT FROM THE BOARD OF DIRECTORS

The First Meeting of the Fourth Board of Directors (the "Board") of Tsingtao Brewery Company Limited (the "Company") was held on the afternoon of 24th June, 2002 in Qingdao, the People's Republic of China. All nine directors entitled to attend were present at the meeting. Mr. Sun Yuguo, one of the Directors, was excused from the meeting halfway on the grounds of business engagement. The following resolutions were passed at the meeting:

1. the election of Mr. Li Guirong as Chairman of the Fourth Board and Mr. Jin Zhiguo as Vice Chairman for a term of three years commencing from the date of election;
2. the appointment of Mr. Jin Zhiguo as President of the Company for a term of three years commencing from the date of appointment;
3. the appointment of the nominees of the President, namely, Mr. Sun Mingbo, Mr. Sun Yuguo, Ms. Yan Xu, Mr. Zhang Xueju and Mr. Cao Xiangdong as Vice Presidents of the Company, and Mr. Fan Wei as Chief Engineer of the Company, for a term of three years commencing from the date on which they are appointed by the Board;
4. the appointment of Ms. Yuan Lu, nominated by the Chairman, as Secretary to the Board for a term of three years commencing from the date of her appointment by the Board;
5. the approval of the remuneration packages for the President, Vice Presidents and other senior executives;
6. the adoption of the strategies to be taken by the Board, and the establishment of the Investment Committee, the Human Resources and Corporate Governance Committee and the Audit and Finance Committee and the formulation of their respective job specifications;
7. the approval of the service agreements entered into between the Company and each of the Directors, Supervisors and other senior executives; and
8. the approval of the liability insurance arrangement for the Directors and other senior executives and the authorization of the President to enter into negotiations with insurance companies for proposals to be tabled for further consideration.

Board of Directors
TSINGTAO BREWERY COMPANY LIMITED

24th June, 2002

File No.
82-4021

Document B

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

NOTICE OF RESOLUTIONS PASSED AT 2001 ANNUAL GENERAL MEETING

The 2001 Annual General Meeting (the "AGM") of Tsingtao Brewery Company Limited (the "Company") was held on 24th June, 2002 at the Conference Room, Tsingtao Beer Technology and Research Centre, No. 195 Hong Kong Road East, Qingdao, the People's Republic of China (the "PRC"). There were altogether 10 shareholders or proxies attending the AGM, representing 535,946,725 shares of the Company ("Shares") or 53.59% of the aggregate share capital of the Company, which met the requirement provided in the Company's Articles of Association.

I. Ordinary resolutions were passed at the AGM to approve the following:

1. the work report of the Board of Directors of the Company (the "Board") for the year 2001;
2. the work report of the Supervisory Committee of the Company for the year 2001;
3. the audited financial report of the Company for the year 2001;
4. the proposal for the profit distribution (including payment of dividends) for the year 2001.

   Transfers to the statutory reserve and the public welfare fund were drawn at 10% each on the profit after tax of the parent company of RMB94,215,555 for 2001, calculated by the Company in accordance with the PRC GAAP. Distributable profit amounted to RMB206,204,000, after deducting the transfers to the statutory reserve and the public welfare fund from the base distributable profit calculated in accordance with the HK GAAP and aggregating with the balance brought forward at the beginning of the year. Payment of cash dividends at RMB0.11 per share is proposed on the basis of the current share capital (including tax for A Shares);

5. the appointment of PriceWaterhouseCoopers as the Company's PRC auditors for the year 2002 and PriceWaterhouseCoopers in Hong Kong as the Company's international auditors for the year 2002, and the authorization of the Directors to fix their remuneration;
6. the election of Li Guiyong, Jin Zhiguo, Liu Yingdi, Sun Yuguo, Chu Zhengang, Wang Lijun, Tan Lining, Wu Haihua and Pan Guiyong as the members of the 4th Board of Directors of the Company, with Tan Lining, Wu Haihua and Pan Guiyong as Independent Directors;
7. the election of Wu Yuting, Liu Qingyuan, Zhong Mingshan and Chen Jun as members of the 4th Supervisory Committee of the Company and the election of staff representatives Yu Jiaping and Ren Zenggui as Supervisors (whose biographies to be provided in the annex herein);
8. the aggregate annual remuneration for the Directors in their new tenure of office not exceeding RMB900,000 (of which the total fees for each Independent Director not exceeding RMB50,000, including tax); and those for the Supervisors not exceeding RMB500,000 (of which the total fees for each External Supervisor not exceeding RMB40,000, including tax), and the authorization of the Board and the Supervisory Committee to fix the remuneration of the individual Directors and the Supervisors; and
9. the liability insurance arrangement for the Directors, the Supervisors and other senior managers of the Company; and the authorization of the Board to transact the specific formalities in connection therewith.

II. Special resolutions were passed at the AGM to approve the following:

1. the authorization of the Directors to further issue H Shares in an amount not exceeding 20 per cent. of the aggregate nominal value of H Shares in issue of the Company; and
2. the proposal by the Board to amend the Articles of Association, and the authorization of the Board to modify their wordings as appropriate and to do all such things as necessary in respect of the amendments thereto pursuant to the requirements, if any, of the relevant PRC authorities.

III. In addition to the above resolutions passed at the AGM, explanations are given to the payment of cash dividends for the year 2001 as follows:

1. Pursuant to the provisions of the Articles of Association, the dividends paid by the Company to its shareholders are denominated in Renminbi ("RMB"). Dividends are paid in RMB for A Shares and in Hong Kong Dollars ("HK$") for H Shares. Conversion is made according to the following formula:

   Dividends in foreign currency = dividends in RMB/the average price of RMB as calculated by averaging the median prices of RMB per unit of foreign currency as published by the State Administration for Foreign Exchange of the PRC over the week prior to the date on which payment of dividends is declared.

   For the purpose of such payment of dividends, the date of dividend declaration is 24th June 2001 and the average price of RMB as calculated by averaging the median prices of RMB per unit of foreign currency as published by the State Administration for Foreign Exchange of the PRC over the week prior to the date of dividend declaration is HK$1=RMB1.0606. Accordingly, each holder of H Shares is entitled to a dividend of HK$0.1037 per Share.

2. Pursuant to the provisions of the Articles of Association, the Company has appointed 中國銀行(香港)信託有限公司 to be the receiving bank for holders of H Shares. Cheques of dividend in respect of H Shares will be issued by the receiving bank and despatched to holders of H Shares on 5th August 2002 by ordinary post.
3. The Company will make separate announcement as to the method of dividend payment to holders of A Shares.

TSINGTAO BREWERY COMPANY LIMITED

25th June, 2002

Annex: Biographies of Supervisors representing the staff

Mr. Yu Jiaping, aged 39, currently a Supervisor of the Company and the Director of the Brewery Factory No.1 of the Company. Mr. Yu has previously held such positions as Deputy Director of the Tsingtao Brewery Malting Factory, Deputy Director of the Company's Corporate Development Department, Deputy Director of the Brewery Factory No.1 and Director of the Brewery Factory No.2. He has years of extensive experience in corporate management.

Mr. Ren Zenggui, aged 39, currently the Head of the Auditing Division under the Office of the Supervisory Committee. Mr. Ren was previously the Financial Controller of both the former Yangzhou Brewery Factory and the Tsingtao Brewery (No.5) Company Limited. He has nearly 20 years of extensive experience in finance, particularly in corporate financial management and auditing.